UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 9)

Incyte Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45337C102
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 17th Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

SCHEDULE 13D

CUSIP No. 45337C102	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,917
	8	SHARED VOTING POWER 18,698,125
	9	SOLE DISPOSITIVE POWER 117,917
	10	SHARED DISPOSITIVE POWER 18,698,125
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,816,042
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 7 Pages

SCHEDULE 13D

CUSIP No. 45337C102	Page 3 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,698,125
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,698,125
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,698,125
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 7 Pages

This Amendment No. 9 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended.  Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5.	Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon conversion of 3.5% Convertible Subordinated Notes due 2011 and 3.5% Convertible Senior Notes due 2011 at the presently applicable conversion price of $11.2185 and shares that may be acquired upon exercise of Stock Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 97,171,223 shares outstanding as reported on the company’s SEC Form 10Q filed on November 6, 2008.

Such percentage figures are calculated on the basis that the Convertible Subordinated Notes owned by the Reporting Persons and Stock Options are deemed converted into shares of Common Stock but other outstanding Senior Convertible Notes and Stock Options are not deemed converted or exercised.

Name	Number of Shares	Percent of Class Outstanding
Baker Bros. Investments I, L.P.	144,314	0.2%
Baker Bros. Investments II, L.P.	175,246	0.2%
667, L.P.	5,003,454	4.8%
Baker Brothers Life Sciences, L.P.	12,821,592	12.2%
14159, L.P.	319,417	0.3%
Baker/ Tisch Investments, L.P.	200,692	0.2%
FBB Associates	33,410	0.0%
Julian Baker	117,917	0.1%
_______________________________	___________	_______
Total	18,816,042	18.0%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

The following transactions in Common Stock and Convertible Notes were effected by the entities noted below during the sixty days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in securities of the issuer during this period.

Page 4 of 7 Pages

Name	Date	Number of
		Shares	Transaction	Price / Share

Baker / Tisch Investments, L.P.	3/2/2009	179	Purchase	2.1365
Baker Bros. Investments II, L.P.	3/2/2009	9	Purchase	2.1365
667, L.P.	3/2/2009	4,019	Purchase	2.1365
Baker Brothers Life Sciences, L.P.	3/2/2009	17,413	Purchase	2.1365
14159, L.P.	3/2/2009	484	Purchase	2.1365
Baker / Tisch Investments, L.P.	3/2/2009	164	Purchase	2.1709
Baker Bros. Investments II, L.P.	3/2/2009	8	Purchase	2.1709
667, L.P.	3/2/2009	3,682	Purchase	2.1709
Baker Brothers Life Sciences, L.P.	3/2/2009	15,951	Purchase	2.1709
14159, L.P.	3/2/2009	443	Purchase	2.1709

Name	Date	Principal
		Amount of	Transaction	Price
		Conv. Notes

Baker / Tisch Investments, L.P.	2/26/2009	78,000	Purchase Sub. Conv.	$49.35
Baker Bros. Investments II, L.P.	2/26/2009	4,000	Purchase Sub. Conv.	49.35
667, L.P.	2/26/2009	1,761,000	Purchase Sub. Conv.	49.35
Baker Brothers Life Sciences, L.P.	2/26/2009	7,627,000	Purchase Sub. Conv.	49.35
14159, L.P.	2/26/2009	212,000	Purchase Sub. Conv.	49.35
Baker / Tisch Investments, L.P.	2/27/2009	31,000	Purchase Sub. Conv.	49.25
Baker Bros. Investments II, L.P.	2/27/2009	2,000	Purchase Sub. Conv.	49.25
667, L.P.	2/27/2009	691,000	Purchase Sub. Conv.	49.25
Baker Brothers Life Sciences, L.P.	2/27/2009	2,993,000	Purchase Sub. Conv.	49.25
14159, L.P.	2/27/2009	83,000	Purchase Sub. Conv.	49.25
Baker / Tisch Investments, L.P.	2/27/2009	21,000	Purchase Sub. Conv.	49.125
Baker Bros. Investments II, L.P.	2/27/2009	1,000	Purchase Sub. Conv.	49.125
667, L.P.	2/27/2009	454,000	Purchase Sub. Conv.	49.125
Baker Brothers Life Sciences, L.P.	2/27/2009	1,969,000	Purchase Sub. Conv.	49.125
14159, L.P.	2/27/2009	55,000	Purchase Sub. Conv.	49.125
Baker / Tisch Investments, L.P.	3/2/2009	81,000	Purchase Sub. Conv.	48.125
Baker Bros. Investments II, L.P.	3/2/2009	4,000	Purchase Sub. Conv.	48.125
667, L.P.	3/2/2009	1,818,000	Purchase Sub. Conv.	48.125
Baker Brothers Life Sciences, L.P.	3/2/2009	7,878,000	Purchase Sub. Conv.	48.125
14159, L.P.	3/2/2009	219,000	Purchase Sub. Conv.	48.125

Page 5 of 7 Pages

Exhibit 4.	Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  March 2, 2009

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

Page 6 of 7 Pages

EXHIBIT 4

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, $0.001 par value, of Incyte Corporation is being filed with the Securities and Exchange Commission on behalf of each of them.

  March 2, 2009

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

Page 7 of 7 Pages